UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 3, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated November 2, 2011 announcing Turkcell’s Third Quarter 2011 results.

Third Quarter 2011 Results

TURKCELL ILETISIM HIZMETLERI A.S.

THIRD QUARTER 2011 RESULTS

INCREASING MOMENTUM

Istanbul, Turkey, November 2, 2011 – Turkcell (NYSE:TKC, ISE: TCELL), the leading communications and technology company in Turkey, today announced its results for the third quarter ended September 30, 2011.All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Third Quarter 2011 Results

HIGHLIGHTS OF THE QUARTER

•	Turkcell Group recorded its highest ever quarterly revenue of TRY2,527 million (TRY2,327 million) on 10.9% QoQ and 8.6% YoY growth, mainly as:

―	Turkcell Turkey’s revenues rose by 4.8% to TRY2,174 million (TRY2,075 million) driven by increased mobile internet revenues and postpaid subscriber base.

o	Turkcell Turkey’s mobile internet revenues grew by 71.5% to TRY207 million (TRY121 million).

―	Total revenues of subsidiaries2 improved by 39.8% to TRY353 million (TRY253 million), while their contributionto the top line rose to 14.0% from 10.9% YoY.

•	Turkcell Turkey recorded positive net subscriber additions for the second consecutive quarter,at 368Kin Q3 2011.

•
Group EBITDA1 margin grew by 2.9 pp to 34.5% compared to a quarter ago (31.6%), while the margin was 37.1% last year. Group EBITDA rose strongly by 20.8% to TRY871 million from TRY721 million QoQ, while improving from TRY864 million YoY.

―	Total EBITDA of subsidiaries2 improved by 47.4% to TRY118 million (TRY80 million), while their contribution to Group EBITDArose to 13.6% (9.3%) YoY.

•
Turkcell Group registered a net income of TRY537 million (TRY556 million) in 3Q 2011 compared to a net loss of TRY21 million a quarter ago, mainly due to solid operational performance and lower impact of one-off items QoQ.

(1)EBITDA is a non-GAAP financial measurement. See page15 for the reconciliation of EBITDA to net cash from operating activities.
(2)Including eliminations
*In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for September 30, 2011 refer to the same item as at September 30, 2010. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2011, which maybe found in the investor relations section ofour web site(www.turkcell.com.tr)
**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Third Quarter 2011 Results

COMMENTS FROM THECEO,SUREYYA CILIV

“In the third quarter of 2011, Turkcell Group revenues rose by 9% year-on-year to a historic high quarterly figure of TRY 2.5 billion, while we recorded EBITDA of TL 871 million and net profit of TRY 537 million.

As we had foreseen, we managed to further strengthen our growth momentum in the third quarter through our investments in customer satisfaction and innovative offers, despite continued aggressive price competition in the sector. Turkcell Turkey’s revenues returned to growth with a 5% year-on-year increase. Additionally, our operational profitability grew by 19% compared to the previous quarter, while we became the operator of choice by gaining net 368 thousand subscribers.

Since 2007, our investments in 3G and a fiber optic network have reflected our belief in the strong growth potential of both Turkey and the sector. Consequently, we have maintained our leadership in the fields of mobility, internet, smartphone and application, creating value both for our customers and Turkey itself. In the smartphone market, we are widening access to broadband internet in Turkey, as well as strengthening our leadership by providing our customers with an excellent internet experience at affordable prices with the Turkcell T20, the successor to the Turkcell T10. Meanwhile, with our mobile broadband technology that has set an example the world over, I expect us to experience robust growth in the mobile internet arena.

In the third quarter, our activities led to continued and robust mobile internet growth of 71.5% year-on-year, where the share of mobile internet and service revenues in those of Turkcell Turkey overall also climbed to 24.3%. Furthermore, parallel to our broadband focus, we boosted Turkcell Superonline’s revenues by 36%.

In the third quarter of 2011, the contribution of our subsidiaries to revenue increased by 40% from the previous year, while their share in consolidated EBITDA rose from 9% to 14%.

Along with our employees, the core factor behind our success, I am proud of the new successes that Turkcell has continued to achieve. And so I thank our customers, employees, business partners and shareholders for their support.”

Third Quarter 2011 Results

OVERVIEW

Total subscriber base in the market overall has grown for the second consecutive quarter, driven by the impact of seasonalityand increased data subscriptions. During the quarter, based on our estimates mobile line penetration remained flat at around 86% and similar levels are expected for the year-end.

The Turkish mobile market remainedcompetitive as in previous quarters. In the postpaid segment, competitors continued to increase incentives. On the prepaid front, despite observing some rational moves in the previous quarter, in this quarter competition rose on aggressive port-in offers, maintaining its focus on the youth segment with low price bundled offers. On the terminal front, competition intensified with a wider portfolio of devices and segmented offers available for contracted smartphones. The market’s focus on contracted smartphone sales continued inQ3 2011, where additional monthly fees for smartphone acquisition were again reduced, resulting in an upward trend in smartphone sales.

During the quarter, despite a competitive market of continued price aggressiveness through low priced offers, we successfully managed to sustain our momentum with 368K total net additions, enabling us to record around 324K net postpaid additions. In Q3 2011, we recorded the lowest churn rate since the MNP launch, while increasing blended ARPU levels YoY. We achieved this through a greater focus on customer retention and satisfaction, along with our continued focus on growing the postpaid subscriber base by offering segmented tariffs and data subscriptions, and by encouraging switches and increasing the contracted subscriber number. On the prepaid front, we recorded prepaid net additions of 43K for the first time since Q4 2008, mainly through boosting package penetration by upsell and cross sell via bundled offers. Dealer incentives in the sales channel were amended accordingly so as to promote upsell and package penetration, in addition to contracting subscribers in order to ensure a decline in churn and rise in revenues.

On the data and terminals front, reflecting our data penetration strategy, we focused on offering wide device portfolio and segmented contract offers at affordable prices, which contributed to 100% YoY growth in smartphone number on our network to 3.4 million (1.7 million). Meanwhile, we introduced the affordable second version of Turkcell’s branded android smartphone, the T20, at a retail price of TRY478. According to independent market research, the T20, launched in July, was the best-selling smartphone model in August.  Accordingly, Turkcell Turkey’s mobile internet revenues rose by 71.5% YoY to TRY206.7 million (TRY120.5 million). And the share of mobile internet and service revenues in Turkcell Turkey’s revenues rose by 3.8 percentage points to 24.3% (20.5%).

Despite competitors’ continued pursuit of market share in Q3 2011, the market remainedalmostunchanged, while average revenue per minute was flat QoQ.

For Q4 2011 when compared to a year ago, we expect better revenue and EBITDA in nominal terms, while the EBITDA margin is likely to remain flat YoY. As we communicated to the market in the previous quarter, we maintain the lower end of our TRY9,300 – 9,600 million revenue and TRY2,900 – TRY3,050 million  EBITDA guidance for 2011.

Third Quarter 2011 Results

FINANCIAL AND OPERATIONAL REVIEW OF THE THIRD QUARTER 2011

The following discussion focuses principally on the developments and trends ofour business in the third quarter of 2011 in TRY terms. Selected financial information for the third quarter of 2010, and the second and third quarters of 2011, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards, are also included at the end of this press release.

FINANCIAL REVIEW OF TURKCELL GROUP

Profit & Loss Statement (million TRY)	Q310	Q211	Q311	y/y % chg	q/q % chg
Total Revenue	2,327.4	2,279.2	2,527.0	8.6%	10.9%
Direct cost of revenues1	(1,272.5)	(1,436.3)	(1,477.0)	16.1%	2.8%
Depreciation and amortization	(308.6)	(381.1)	(337.4)	9.3%	(11.5%)
Gross Margin	45.3%	37.0%	41.6%	(3.7pp )	4.6pp
Administrative expenses	(120.6)	(102.0)	(94.8)	(21.4%)	(7.1%)
Selling and marketing expenses	(379.3)	(400.9)	(421.3)	11.1%	5.1%
EBITDA2	863.6	721.1	871.3	0.9%	20.8%
EBITDA Margin	37.1%	31.6%	34.5%	(2.6pp )	2.9pp
Net finance income / (expense)	72.1	(128.7)	81.2	12.6%	-
Finance expense	(29.7)	(283.9)	(61.0)	105.4%	(78.5%)
Finance income	101.8	155.2	142.2	39.7%	(8.4%)
Share of profit of associates	52.6	55.8	59.5	13.1%	6.6%
Other income / (expense)	(2.0)	(195.1)	14.9	-	-
Income tax expense	(138.6)	(105.5)	(162.3)	17.1%	53.8%
Non-controlling interests	17.2	12.0	10.0	(41.9%)	(16.7%)
Net Income	556.3	(21.4)	537.2	(3.4%)	-
(1) including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measurement. See page 15for the reconciliation of EBITDA to net cash from operating activities.

Revenue:

In Q3 2011, revenues grew by 8.6% YoY to TRY2,527.0 million (TRY2,327.4 million), which was mainly achieved through39.8% growth in the total revenues of consolidated subsidiaries and 24.1%rise in the mobile internet and services revenues of Turkcell Turkey.

Turkcell Turkey’s revenuesrose to TRY2,173.6 million (TRY2,074.6 million) YoY,thanks to 71.5% growth in mobile internet revenues, and a rise in subscriber base and ARPU levels, despite declining prices in the Turkish mobile market.

Compared to the previous quarter, consolidated revenues rose by 10.9%, mainly due to an 8.7% rise in mobile voice and other revenues of Turkcell Turkey resulting fromsubscriber additions, together with 7.7% growth in blended ARPU,a 14.4% rise in the mobile internet and services revenues of Turkcell Turkey, and 16.3% growth in thetotal revenues of consolidated subsidiaries.

Third Quarter 2011 Results

Turkcell Turkey’s interconnection revenues roseby 52.2% year-on-year to TRY215.2 million  (TRY141.4 million) in Q3 2011 due to increased incoming minutes, which broughtabout a rise in the share of interconnection revenues in Turkcell Turkey’s revenues to 9.9% (6.8%).

Direct cost of revenues(including depreciation and amortization):

This item increased by 16.1% to TRY1,477.0 million in Q3 2011 (TRY1,272.5 million). In the meantime, direct cost of revenues as a percentage of total revenues rose to 58.4% (54.7%).This mainly stemmed from the rise in interconnection costs (up 2.7 pp), wages and salaries (up 0.3 pp) andother items (up 0.7 pp).

Compared to Q2 2011,the direct cost of revenues as a percentage of total revenue decreased by 4.6pp from 63.0%. This mainly arose from lower depreciation and amortization (down 3.4 pp),as well as lowerwages and salaries (down 0.4 pp) and other items (down 0.8pp).

Depreciation and amortization expenses fell by 11.5% QoQ,mainly as a TRY95.5 million portion of a TRY188.1 millionimpairment charge relating to BeST was recorded under depreciation and amortization expenses in Q2 2011, although a TRY40.7 million expense was recorded in Q3 2011 due to the revision of certain fixed assets’ useful lives.

In Q3 2011, Turkcell Turkey’s interconnection costs rose to TRY229.0 million from TRY162.1 million in Q3 2010, which resulted in a rise in Turkcell Turkey’s interconnection costs as a percentage of revenue to 10.5% (7.8%).

Administrative expenses:

Expensesas a percentage of revenues declined by 1.4 pp to 3.8% in Q3 2011 (5.2%), mainly due toa corresponding 1.5 pp fall in bad debt expenses as a percentage of revenues. Thisis mainly due to improved collections in Q3 2011, as well as the impact of the change in bad debt provision calculation methodologyin Q2 2010 resulting in higher bad debt expenses for Q3 2010.Compared to Q2 2011, general and administrative expenses as a percentage of revenues dropped 0.7 pp from 4.5% in Q2 2011.

Selling and marketing expenses:

Expenses as a percentage of revenues remained almost stableat 16.7% (16.3%) in Q3 2011. Frequency usage fees as a percentage of revenues fell 2.3pp,while selling and marketing expenses rose by2.1 ppYoY.

Compared to Q2 2011, selling and marketing expenses as a percentage of revenues declinedby 0.9 pp from 17.6% in Q2 2011,mainly due to the 1.1 pp fallin marketing expenses.

EBITDA:

In Q3 2011, EBITDA in nominal terms roseto TRY871.3 million (TRY863.6 million),while theEBITDA margin was at 34.5% (37.1%).Direct cost of revenues(excluding depreciation and amortization)was up3.7 pp,which was partially offset by 1.4 pp lower administrative expenses.

Third Quarter 2011 Results

Compared to Q2 2011, direct cost of revenues (excluding depreciation and amortization), general and administrative,and selling and marketing expenses fell 1.3pp,0.7 pp and0.9 pp respectively,which resulted in an EBITDA margin improvement of 2.9pp in Q3 2011.

Net finance income / (expense):

In Q2 2011, net finance expense of TRY128.7 million was recorded, mainly due to a TRY298 million translation loss recorded by group companies of which 255.0 million is related to BeST resulting from approximately 72.6% decline in the rate of Belarusian Ruble against the currency basket, divided equally into USD, EUR and Russian Ruble, in comparison to the rate to the currency basket as of 31 December 2010.

In Q3 2011, we recorded net financial income of TRY81.2 million, mainly due to TRY117 million interest income mainly from bank deposits, offset by a TRY24 million quarterly translation loss. This loss is chiefly driven by the TRY78 million loss at BeST resulting from 12.8% devaluation in BYR/ US$ rate in Belarus, as well as from the TRY64 million loss at Superonline following the 13.2% devaluation in TRY/ US$ rate in Turkey, given its US$ denominated liabilities. In the meantime, a TRY159 million translation gain was recorded at Turkcell Turkey due to US$ denominated net assets, which partially offset the translation loss recorded at the subsidiaries.

Share of profit of equity accounted investees:

Our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur (income of TRY74.0 million) and A-Tel (expense of TRY14.5 million), rose by 13.1% to TRY59.5 million (TRY52.6 million) YoY. This wasmostly due to the higher net income contribution of Fintur. Compared to the previous quarter, our share in the net income of unconsolidated investees rose by 6.6% from TRY55.8 million to TRY59.5 million.

Income tax expense:

The total taxation charge in Q3 2011 rose to TRY162.3 million (TRY138.6 million) YoY. A total tax charge of TRY211.6 million was related to current tax charges, while a deferred tax income of TRY49.3 million was recorded in the quarter.

million TRY	Q310	Q211	Q311	y/y % chg	q/q % chg
Current tax expense	(151.2)	(126.8)	(211.6)	39.9%	66.9%
Deferred Tax income / (expense)	12.6	21.3	49.3	291.3%	131.5%
Income Tax expense	(138.6)	(105.5)	(162.3)	17.1%	53.8%

Third Quarter 2011 Results

Net income:

Turkcell Group registered a net income of TRY537.2 million (TRY556.3 million) compared to a net loss of TRY21.4 million a quarter ago, mainly due to solid operational performance and lower impact of one-off items compared to the previous quarter.

In Q2 2011, TRY255 million translation loss and TRY188 million impairment charge were recorded for BeST due to the devaluation in Belarus (explained under net finance income/ expense). The value of the Belarusian official ruble continued to erode during Q3 2011 which led to a TRY78 million translation loss stemming from BeST’s TRY677 million (US$367 million) foreign currency denominated net liabilities.  The BYR/ US$ rate announced by the National Bank of the Belarusian Republic on September 30, 2011 was 5,599. On November 1, 2011, BYR/ US$ rate increased to 8,450. Based on the estimated calculation, as a result of this increase in BYR/ US$ rate between September 30, 2011 and November 1, 2011, approximately TRY263 million (US$146 million) of translation loss is expected to be recognized in Q4 2011 financials. In the meantime, as a result of the impairment test to be performed in Q4 2011, impairment charge might be recognized in the Q4 2011 financials.

Total Provisions:

Total legal provisions related to Turkcell Turkey amounted to TRY182.7 million as at 30 September 2011,which mainly includes TRY140.4 million provisions regarding the dispute with respect to call termination fees,together with TRY40.1 million provisions recorded during the quarter for the Telecommunications Authority fine onthe “GSM Maximum Tariff Schedule”. Please note that TRY68.2 million provisionsconcerning the Competition Board fine (recorded in Q2 2011) were reversed in Q3 2011 as a result of the management opinion together with the assessment of legal counsels and independent auditors.

Total Debt:

Consolidated debt amounted to TRY3,451 million as of September 30, 2011. TRY1,057 million (US$573 million) of this was related to Turkcell’s Ukrainian operations. TRY2,410 million of our consolidated debt is at a floating rate,while TRY1,210 million will mature within less than a year. In Q3 2011, debt/annual EBITDA ratio rose to 120.3%in TRY terms.

Cash Flow Analysis:

Capital expenditures in Q3 2011 amounted to TRY402 million, of which TRY239 million was related to Turkcell Turkey, TRY40 million to our Ukrainian operations, TRY86 million to Turkcell Superonline and TRY12 million to BeST.The other item presented in the belowtable mainly includes a TRY254 million translation gain impact,as well as TRY77 million regarding inflow for prepaid frequency usage fees, which were partially offset by a TRY106 million change in other working capital items and a TRY74 million cash outflowon a bank overdraft.

Third Quarter 2011 Results

Consolidated Cash Flow (million TRY)	Q310	Q211	Q311
EBITDA1	863.6	721.1	871.3
LESS:
Capex and License	(310.1)	(336.3)	(401.5)
Turkcell	(145.7)	(200.1)	(238.5)
Ukraine2	(2.3)	(19.7)	(39.9)
Net Interest Income/Expense	64.3	117.2	104.7
Other	(344.0)	(88.3)	133.5
Net Change in Debt	155.7	116.1	9.1
Cash Generated	429.5	529.8	717.1
Cash Balance	4,622.5	5,445.8	6,162.9
(1) EBITDA is a non-GAAP financial measurement. See page 15for the reconciliation of EBITDA to net cash from operating activities. (2)The appreciation of reporting currency (TRY) against US$ is included in this line.

OPERATIONAL REVIEW IN TURKEY

Summary of Operational Data	Q310	Q211	Q311	y/y % chg	q/q % chg

Number of total subscribers (million)	33.9	34.1	34.4	1.5%	0.9%
Number of postpaid subscribers (million)	9.9	10.7	11.0	11.1%	2.8%
Number of prepaid subscribers (million)	24.0	23.3	23.4	(2.5%)	0.4%

ARPU (Average Monthly Revenue per User), blended (US$)	13.5	12.5	12.3	(8.9%)	(1.6%)
ARPU, postpaid (US$)	27.1	24.4	23.5	(13.3%)	(3.7%)
ARPU, prepaid (US$)	7.9	7.1	7.1	(10.1%)	-

ARPU, blended (TRY)	20.4	19.6	21.1	3.4%	7.7%
ARPU, postpaid (TRY)	41.0	38.2	40.4	(1.5%)	5.8%
ARPU, prepaid (TRY)	12.0	11.2	12.2	1.7%	8.9%

Churn (%)	8.9%	6.1%	8.0%	(0.9pp )	1.9pp

MOU (Average Monthly Minutes of usage per subscriber), blended	197.1	219.9	222.3	12.8%	1.1%

Subscribers:In Q3 2011Turkcell Turkey’ssubscriber base amounted to 34.4 million (33.9 million), up by 1.5% YoY. On a quarterly basis, we continued to register net subscriber additions of 368K, which reflects the positive result of investments in our brand and sales channel,indicatingour greater focus on customer acquisition, retention and satisfaction. Thanks to our solid performance in the first nine months of 2011, total subscriber base at year end 2011 is expected to be higher  than in 2010.

Third Quarter 2011 Results

The subscriber base composition improved in favor of the postpaid component to 32.0% (29.2%). We registered 324K net new postpaid subscribers in Q3 2011.

In the meantime, we recorded positive prepaid net additions of 43K for the first time since Q4 2008 (excluding the impact of the change in prepaid churn periods in Q2 2011).

Churn Rate:Churn refers to voluntarily and involuntarily disconnected subscribers. In Q3 2011, our churn rate decreased to 8.0% from 8.9% a year ago, marking thelowest figure since Q4 2008 (excluding the impact of the change in prepaid churn periods in Q2 2011). This was mainly due to the decreasing involuntary churn of prepaid subscribers andincreasing loyalty incentives.

MoU:Our blended minutes of usage per subscriber (“MoU”) climbed to 222.3 minutes. This marked an increase of 12.8% compared to Q3 2010, and was driven by the effective and successful communication of our campaigns and tariffs aimed at all segments.

ARPU:Blended average revenue per user (“ARPU”) in TRY terms rose by 3.4% to TRY21.1 compared to Q3 2010 thanks to our upsell activities, both in postpaid and prepaid segments. Postpaid ARPU in TRY terms fell by 1.5% to TRY40.4 (TRY41) YoY, due to intense competition, despite the rise in incoming and mobile internet revenues. When compared to the previous quarter, postpaid ARPU roseby 5.8% to TRY40.4 from TRY38.2. This resulted fromtariffs restructuring, as well as the increased flat rate offers of competitors, which positively impacted incoming revenues, and therisein mobile internet revenues.

Prepaid ARPU in TRY terms roseto TRY12.2 (TRY12.0) in Q3 2011 YoY. Compared to the previous quarter,this itemrose by 8.9% from TRY11.2 to TRY12.2 in Q3 2011. This was mainly due to increased package penetration, seasonality and the risein mobile internet revenues triggered by higherdata penetration.

RECENT DEVELOPMENT: ANNOUNCEMENT REGARDING BOARD DECISIONS

In order to fully reflect corporate governance principles in accordance with the latest Capital Markets Board legislation, at Turkcell’s Board of Directors meeting convened on October 26, 2011, it was decided that:

•
For the adoption of Corporate Governance Rules that are enforced by the Communiqué of the Capital Markets Board dated October 11, 2011, it was decided to apply for the amendment of related articles of the Company’s Articles of Association.

•
The Board of Directors of Turkcell decided to make a call for an extraordinary general assembly on a date to be determined later, through making the necessary amendments on the Company’s Articles of Association, in order to comply with Capital Markets Board legislation.

•	It was decided to grant donations in support of educational projects up to the amount of TRY 11,746,000, assuring full compliance with Capital Markets Board legislation.

Third Quarter 2011 Results

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Turkcell Superonline:

Turkcell Superonline, our wholly-owned subsidiary, provides fixed broadband services by investing in the build-up of a fiber-optic network.

Summary data for Turkcell Superonline	Q310	Q211	Q311	y/y % chg	q/q % chg
Revenue (TRY million)	91.0	104.7	123.9	36.2%	18.3%
EBITDA1 (TRY million)	11.2	14.0	21.9	95.5%	56.4%
EBITDA margin	12.3%	13.3%	17.7%	5.4pp	4.4pp
Capex (TRY million)	112.3	90.8	86.4	(23.1%)	(4.8%)
Homepass # (thousand)	461	718	831	80.3%	15.7%
(1)EBITDA is a non-GAAP financial measurement. See page15for the reconciliation of Turkcell Superonline’s EBITDA to net cash from operating activities.

Turkcell Superonline is a high-end niche player in the fiber broadband market, and in line with its selective investment strategy,its fiber roll-out has reached 28,000 km,while its network reached 831K home passesand 215K FTTX subscribers during the quarter.

Turkcell Superonline’s contribution to Group financials continued to improve, recording 36.2% YoY revenue growth to TRY123.9 million (TRY91.0 million)in Q3 2011. This mainly stemmed fromcontinued focus on residential segmentgrowth of 92.7% andcorporate segment growth of 22.9%, mainly driven by improving synergy with Turkcell Turkey.

During the quarter, Turkcell Superonline continued to improve its operational profitability. EBITDA climbedby 95.5% YoYto TRY21.9 million (TRY11.2 million),mainly on the rising share of revenues generated from Turkcell Superonline’s infrastructure and growth in higher margin data revenues. The EBITDA margin rose by 4.4 pp to 17.7% QoQ,chieflyon18.3% revenue growth and lower sales and marketing expenses. Meanwhile, Turkcell Superonline recorded positive quarterly EBIT in Q3 2011.

With the rising synergy of our subsidiary Turkcell Superonline, its share in Turkcell’s transmission costs reached 63% in Q3 2011. Overall, the share of non-group revenues at Turkcell Superonline was around 60%.

Astelit:

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

In line with our turnaround strategy, Astelit returned to growth this quarter,while sustaining EBITDA margin improvement. Astelit’s revenues increased by18.0% QoQ and 22.7% YoYtoUS$104.2 million (US$84.9 million) thanks to growth in subscriber base and blended ARPU.

Third Quarter 2011 Results

Astelit recorded EBITDA of US$26.8 million (US$21.5 million) in Q3 2011, indicating a 24.7% YoY increase. The EBITDA margin moderately improved to 25.8% (25.3%) in Q3 2011 YoY, and fell slightly by 1.0pp QoQ. This was mainly because of increased sales and marketing expenses for the period driven by growth in subscriber base.

During the quarter, successful marketing campaigns, especially on touristic packages, brought around 700K net additions QoQ, which resulted inAstelit’s 3 month active subscribers rising from 6.4 million in Q2 2011 to 7.1 million in Q3 2011. This was due to the seasonality impact, together with the positive returns of a regional growth strategy driven by its successful regional campaigns aimed at new acquisitions.

Three month active ARPU rose from US$4.3 to US$5.1 YoY, mainly driven by the rise in international calls and growth in roaming revenues during the quarter. Meanwhile, MoU rose by 30.8% to 196.4 minutes YoY and fell 3.8% QoQ.

Summary Data for Astelit	Q310	Q211	Q311	y/y % chg	q/q % chg
Number of subscribers (million)1
Total	9.8	8.7	9.3	(5.1%)	6.9%
Active (3 months)2	6.3	6.4	7.1	12.7%	10.9%

MoU (minutes)3	150.1	204.1	196.4	30.8%	(3.8%)

Average Revenue per User (ARPU) in US$
Total	2.6	3.4	3.9	50.0%	14.7%
Active (3 months)	4.3	4.7	5.1	18.6%	8.5%

Revenue (UAH million)	670.6	703.9	830.5	23.8%	18.0%

Revenue (US$ million)	84.9	88.3	104.2	22.7%	18.0%
EBITDA4(US$ million)	21.5	23.7	26.8	24.7%	13.1%
EBITDA margin	25.3%	26.8%	25.8%	0.5pp	(1.0pp )
Net Loss (US$ million)	(26.4)	(19.8)	(15.2)	(42.4%)	(23.2%)
Capex (US$ million)	5.0	11.7	19.4	288.0%	65.8%
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
(3)Astelit is changing its calculation methodology for minute of usage per customer. The minutes of usage will now be calculated based on the actual call duration by subscribers. Previously, minutes were calculated on the basis of charging units consumed.This change will have the effect of decreasing Astelit’s average minutes of usage (no impact on revenue). For purposes of comparability, figures published for recent periods will be restated to give effect to this change.
(4) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.

Third Quarter 2011 Results

Fintur:

Turkcell holds a 41.45% stake in Fintur, through which it has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Q310	Q211	Q311	y/y % chg	q/q % chg
Subscriber (million)
Kazakhstan	8.4	9.7	10.1	20%	4%
Azerbaijan	4.1	4.1	4.1	-	-
Moldova	0.8	1.0	0.9	13%	(10%)
Georgia	1.9	2.1	2.1	11%	-
TOTAL	15.2	16.9	17.3	14%	2%
Revenue (US$ million)
Kazakhstan	272	300	326	20%	9%
Azerbaijan	133	134	136	2%	1%
Moldova	18	20	22	22%	10%
Georgia	39	36	38	(3%)	6%
Other1	(2)	(5)	(8)	-	-
TOTAL	460	485	514	12%	6%

(1)Includes intersegment eliminations
(US$ million)	Q310	Q211	Q311	y/y % chg	q/q % chg
Fintur’s contribution to Turkcell Group’s net income	43.7	43.6	43.4	(0.7%)	(0.5%)

In Q3 2011, Fintur continued to improve its market position, adding approximately 0.4 million net new subscribers,whereby its total subscriber base reached 17.3 million, mainly on growth in Kazakhstan. Fintur’s consolidated revenue increased by 12% YoY to US$514 million (US$460 million) in Q3 2011, again chiefly driven by a 20% rise in the revenues of our Kazakhstan operation, along with subscriber and strong mobile internet revenue growth.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income climbed to TRY74.0 million (US$43.4 million) in Q3 2011 from TRY65.8 million (US$43.7 million) in 3Q 2010.

TURKCELL GROUP SUBSCRIBERS

We had approximately 63.3 million subscribers as of September 30, 2011. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers in Astelit and

Third Quarter 2011 Results

BeST, as well as in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 1.6 million for the period compared to the previous quarter, thanks to the increased subscriber base of Turkcell Turkey and Fintur as well as the contribution of Turkcell Europe.

Turkcell Group Subscribers (million)	Q310	Q211	Q311	y/y % chg	q/q % chg

Turkcell	33.9	34.1	34.4	1.5%	0.9%
Ukraine	9.8	8.7	9.3	(5.1%)	6.9%
Fintur	15.2	16.9	17.3	14%	2%
Northern Cyprus	0.3	0.4	0.4	33.3%	-
Belarus	1.2	1.6	1.7	41.7%	6.3%
Turkcell Europe	-	-	0.2	-	-
TURKCELL GROUP	60.4	61.7	63.3	4.8%	2.6%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Q310	Q211	Q311	y/y % chg	q/q % chg
TRY / US$ rate
Closing Rate	1.4512	1.6302	1.8453	27.2%	13.2%
Average Rate	1.5109	1.5658	1.7188	13.8%	9.8%
Consumer Price Index	1.1%	1.8%	1.2%	-	-
GDP Growth	5.3%	11.6%	n.a.	-	-
UAH/ US$ rate
Closing Rate	7.9135	7.9723	7.9727	0.7%	0.0%
Average Rate	7.8965	7.9674	7.9715	0.9%	0.1%
BYR/ US$ rate
Closing Rate	3,010	4,964	5,599	86.0%	12.8%
Average Rate	3,000	3,998	5,112	70.4%	27.9%

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS
We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.

Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments,

Third Quarter 2011 Results

income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

TURKCELL* US$ million	Q310	Q211	Q311	y/y % chg	q/q % chg

EBITDA	570.7	459.3	507.6	(11.1%)	10.5%
Income tax expense	(91.4)	(67.4)	(94.7)	3.6%	40.5%
Other operating income/(expense)	(0.2)	(48.5)	6.3	-	-
Financial income	(1.1)	18.4	2.5	-	-
Financial expense	(25.1)	(21.4)	(16.3)	(35.1%)	(23.8%)
Net increase/(decrease) in assets and liabilities	34.0	(55.4)	4.3	-	-
Net cash from operating activities	486.9	285.0	409.8	(15.8%)	43.8%

Turkcell Superonline TRY million	Q310	Q211	Q311	y/y % chg	q/q % chg

EBITDA	11.2	14.0	21.9	95.5%	56.4%
Other operating income/(expense)	0.6	0.2	0.3	(50.0%)	50.0%
Finance income	15.9	6.2	1.2	(92.5%)	(80.6%)
Finance expense	(27.2)	(8.7)	(16.0)	(41.2%)	83.9%
Net increase/(decrease) in assets and liabilities	20.8	(2.0)	(2.2)	-	-
Net cash from operating activities	21.3	9.7	5.3	(75.1%)	(45.4%)
Roun

EUROASIA (Astelit) US$ million	Q310	Q211	Q311	y/y % chg	q/q % chg

EBITDA	21.5	22.5	26.8	24.7%	19.1%
Other operating income/(expense)	-	0.3	(0.2)	-	-
Finance income	0.2	0.1	0.1	(50.0%)	-
Finance expense	(6.2)	(12.6)	(12.5)	101.6%	(0.8%)
Net increase/(decrease) in assets and liabilities	(5.7)	(0.5)	11.8	-	-
Net cash from operating activities	9.8	9.8	26.0	165.3%	165.3%
(*): The Company for September 30, 2010 revised the manner in which it accounts for the impact of changes in foreign exchange rates in its statement of cash flows, and revised its presentation of prior periods, resulting in a change in the allocation of the impact of foreign exchange rate changes among “Operating activities”, “Effects of foreign exchange on statement of financial position items” and “Effect of foreign exchange rate changes on cash” in the statement of cash flows. For further information on such changes, please refer to our consolidated financial statements and notes as at and for September 30, 2011, which can be accessed in the investor relations section of our web site (www.turkcell.com.tr).

Third Quarter 2011 Results

Forward-Looking Statements: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2010 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey, with 34.4 million subscribers and a market share of approximately 54% as of June 30, 2011 (Source: Operator’s announcementsas of June 30, 2011 have been taken, as all operators have not announced their number of subscribers for September 30, 2011 as of our report date). Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 63.3 million subscribers as of September 30, 2011. The company covers approximately 87% of the Turkish population through its 3G and 99.07% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 42.2 Mbps speed using the HSPA multi carrier solution. Turkcell reported a TRY2.5 billion (US$1.5 billion) net revenue with total assets of TRY16.6 billion (US$9.0 billion) as of September 30, 2011. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr
For further information please contact Turkcell

Corporate Affairs
Koray Ozturkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors: Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Media: Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	2,210.3	2,128.5	2,372.6	6,492.7	6,471.9
Commission fees on betting business	10.3	18.9	17.8	30.8	55.0
Monthly fixed fees	34.8	25.8	26.0	82.5	79.8
Simcard sales	6.1	8.4	11.5	28.1	27.1
Call center revenues and other revenues	65.9	97.6	99.1	183.3	290.8
Total revenues	2,327.4	2,279.2	2,527.0	6,817.4	6,924.6
Direct cost of revenues	(1,272.5)	(1,436.3)	(1,477.0)	(3,770.6)	(4,162.5)
Gross profit	1,054.9	842.9	1,050.0	3,046.8	2,762.1
Administrative expenses	(120.6)	(102.0)	(94.8)	(382.6)	(307.1)
Selling & marketing expenses	(379.3)	(400.9)	(421.3)	(1,207.3)	(1,233.3)
Other Operating Income / (Expense)	(2.0)	(195.1)	14.9	(48.7)	(208.1)

Operating profit before financing costs	553.0	144.9	548.8	1,408.2	1,013.6
Finance costs	(29.7)	(283.9)	(61.0)	(148.0)	(416.5)
Finance income	101.8	155.2	142.2	324.3	406.0
Share of profit of equity accounted investees	52.6	55.8	59.5	143.9	172.1
Income before taxes and minority interest	677.7	72.0	689.5	1,728.4	1,175.2
Income tax expense	(138.6)	(105.5)	(162.3)	(378.8)	(366.7)
Income before minority interest	539.1	(33.4)	527.2	1,349.6	808.5
Non-controlling interests	17.2	12.0	10.0	46.5	37.5
Net income	556.3	(21.4)	537.2	1,396.1	846.0

Net income per share	0.25	(0.01)	0.24	0.63	0.38

Other Financial Data

Gross margin	45%	37%	42%	45%	40%
EBITDA(*)	863.6	721.1	871.3	2,299.3	2,218.2
Capital expenditures	310.1	336.3	401.5	1,037.2	919.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,622,5	5,445.8	6,162.9	4,622.5	6,162.9
Total assets	14,496.4	15,523.8	16,645.9	14,496.4	16,645.9
Long term debt	2,003.9	2,041.8	2,231.9	2,003.9	2,231.9
Total debt	2,609.0	3,046.0	3,450.5	2,609.0	3,450.5
Total liabilities	5,174.4	5,543.1	6,120.5	5,174.4	6,120.5
Total shareholders’ equity / Net Assets	9,322.0	9,980.7	10,525.4	9,322.0	10,525.4

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	1,462.0	1,358.8	1,382.4	4,281.3	3,993.8
Commission fees on betting business	6.8	12.1	10.3	20.4	34.1
Monthly fixed fees	23.0	16.4	15.2	54.3	49.4
Simcard sales	4.0	5.3	6.7	18.6	16.7
Call center revenues and other revenues	43.8	62.4	57.6	120.9	179.7
Total revenues	1,539.6	1,455.0	1,472.2	4,495.5	4,273.7
Direct cost of revenues	(842.9)	(915.4)	(858.8)	(2,487.1)	(2,568.1)
Gross profit	696.7	539.6	613.4	2,008.4	1,705.6
Administrative expenses	(79.8)	(65.1)	(55.1)	(252.1)	(190.4)
Selling & marketing expenses	(251.0)	(256.9)	(245.8)	(796.3)	(763.9)
Other Operating Income / (Expense)	(1.3)	(122.8)	7.0	(32.1)	(133.5)

Operating profit before financing costs	364.6	94.8	319.5	927.9	617.8
Finance costs	(20.0)	(181.5)	(34.0)	(98.1)	(261.1)
Finance income	67.3	97.2	82.0	214.1	248.1
Share of profit of equity accounted investees	35.0	35.6	35.0	95.0	106.6
Income before taxes and minority interest	446.9	46.1	402.5	1,138.9	711.4
Income tax expense	(91.4)	(67.4)	(94.7)	(249.5)	(225.1)
Income before minority interest	355.5	(21.3)	307.8	889.4	486.3
Non-controlling interests	11.5	7.8	5.8	30.8	23.4
Net income	367.0	(13.5)	313.6	920.2	509.7

Net income per share	0.17	(0.01)	0.14	0.42	0.23

Other Financial Data

Gross margin	45%	37%	42%	45%	40%
EBITDA(*)	570.7	459.3	507.6	1,515.5	1,364.6
Capital expenditures	253.0	200.4	180.5	714.7	498.3

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,185.3	3,340.5	3,339.8	3,185.3	3,339.8
Total assets	9,989.3	9,522.6	9,020.7	9,989.3	9,020.7
Long term debt	1,380.8	1,252.5	1,209.5	1,380.8	1,209.5
Total debt	1,797.8	1,868.5	1,869.9	1,797.8	1,869.9
Total liabilities	3,565.6	3,400.3	3,316.8	3,565.6	3,316.8
Total equity	6,423.7	6,122.4	5,703.9	6,423.7	5,703.9

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 15
** For further details, please refer to our consolidated financial statements and notes as at 30 September 2011 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2010	2011

Consolidated Statement of Operations Data
Revenues
Communication fees	2,210.3	2,128.5	2,372.6	6,492.7	6,471.9
Commission fees on betting business	10.3	18.9	17.8	30.8	55.0
Monthly fixed fees	34.8	25.8	26.0	82.5	79.8
Simcard sales	6.1	8.4	11.5	28.1	27.1
Call center revenues and other revenues	65.9	97.6	99.1	183.3	290.8
Total revenues	2,327.4	2,279.2	2,527.0	6,817.4	6,924.6
Direct cost of revenues	(1,269.0)	(1,432.6)	(1,476.6)	(3,761.4)	(4,158.3)
Gross profit	1,058.4	846.6	1,050.4	3,056.0	2,766.3
Administrative expenses	(120.6)	(102.0)	(94.8)	(382.6)	(307.1)
Selling & marketing expenses	(379.3)	(400.9)	(421.3)	(1,207.3)	(1,233.3)
Other Operating Income / (Expense)	(2.8)	(193.9)	14.9	(49.9)	(206.9)

Operating profit before financing costs	555.7	149.8	549.2	1,416.2	1,019.0
Finance costs	(29.7)	(283.9)	(61.0)	(148.0)	(416.5)
Finance income	101.8	155.2	142.1	324.3	405.9
Share of profit of equity accounted investees	52.6	55.8	59.6	143.9	172.1
Income before taxes and minority interest	680.4	77.0	689.9	1,736.4	1,180.5
Income tax expense	(140.1)	(106.7)	(162.4)	(380.4)	(368.0)
Income before minority interest	540.3	(29.7)	527.5	1,356.0	812.5
Non-controlling interests	17.3	12.0	10.0	46.5	37.5
Net income	557.6	(17.6)	537.5	1,402.5	850.0

Net income per share	0.25	(0.01)	0.24	0.64	0.39

Other Financial Data

Gross margin	45%	37%	42%	45%	40%
EBITDA(*)	863.6	721.1	871.3	2,299.3	2,218.2
Capital expenditures	310.1	336.3	401.5	1,037.2	919.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,622.5	5,445.8	6,162.9	4,622.5	6,162.9
Total assets	14,449.0	15,482.3	16,604.8	14,449.0	16,604.8
Long term debt	2,003.9	2,041.8	2,231.9	2,003.9	2,231.9
Total debt	2,609.0	3,046.0	3,452.0	2,609.0	3,452.0
Total liabilities	5,166.3	5,536.4	6,113.9	5,166.3	6,113.9
Total shareholders’ equity / Net Assets	9,282.7	9,946.0	10,491.0	9,282.7	10,491.0

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2011 on our web site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2011	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 3, 2011	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head